UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 31, 2005**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure and Item 8.01. Other Events.

The following release was issued by Caterpillar Inc. on October 31, 2005. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

* *

October 31, 2005

IMMEDIATE RELEASE

Caterpillar CEO Jim Owens Presents New Enterprise Strategy For 2010 and Beyond; Outlines Plan to Achieve Breakthrough Product Quality, Superior Velocity and Profitable Growth

Owens sets bold goals for profitable growth with focus on people and process excellence

NEW YORK, New York – Caterpillar (NYSE: CAT) Chairman and Chief Executive Officer Jim Owens told a group of financial analysts and institutional shareholders that as a global leader, it is time for the company to take on new challenges and position itself for future success. At a meeting Monday in New York, Owens presented the company's new enterprise strategy and goals, which are focused on delivering Caterpillar's Vision 2020.

"Now is the time to define the next set of hills to conquer. We have a clear blueprint to build on our successes and strengths," said Owens. In his presentation, Owens commented that the company is operating in an environment that is conducive to industry growth and higher sales for years to come.

"We have set challenging but realistic goals for 2010 and beyond, and are committed to achieving success that will reward customers, stockholders, and employees," said Owens. "It's about being number one in every endeavor we pursue, affirming our leadership in technology and innovation, and creating a great place to work. These are the things that will take Caterpillar performance to the next level."

During the event, Owens provided an overview of the key goals for 2010:
- Achieve breakthroughs in factory-delivered product quality
- Be #1 for every major product group on every continent in the markets Caterpillar serves
- Achieve $50 billion in sales and revenues by 2010
- Deliver EPS growth which averages 15 to 20 percent annually through 2010
- Dramatically improve earnings performance in any future economic downturn

"Team Caterpillar is as well positioned as any company, in any industry, to succeed in the global economy," Owens said. "We're excited to take on the challenges ahead of us – because we have the right strategy, products, technology, footprint and people to win."

An archived replay of the webcast and presentation visuals is available at *http://www.cat.com/investor*. The webcast presentation will also be filed with the U.S. Securities and Exchange Commission following the event.

About Caterpillar Inc.

For 80 years, Caterpillar Inc. has been building the world's infrastructure and, in partnership with its worldwide dealer network, is driving positive and sustainable change on every continent. With 2004 sales and revenues of $30.25 billion, Caterpillar is a technology leader and the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. More information is available at *www.cat.com*.

SAFE HARBOR

Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "will," or other similar words and phrases often identify forward-looking statements made on behalf of Caterpillar. It is important to note that actual results of the company may differ materially from those described or implied in such forward looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic conditions, currency exchange rates or political stability; market acceptance of the company's products and services; significant changes in the competitive environment; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's filings with the Securities and Exchange Commission, including in its Annual Report on Form 10-K for the year ended December 31, 2004. We do not undertake to update our forward-looking statements.

Caterpillar contact:

Rusty Dunn
Corporate Public Affairs
309-675-4803
dunn_rusty_l@cat.com

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits:

99.1   Handout from 10/31/05 analyst meeting
99.2   Reconciliation of Non-GAAP Financial Measures - Return on Invested Capital

* *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

October 31, 2005   By: */s/ James B. Buda*
                                            James B. Buda
                                            Vice President

EXHIBIT 99.1

Caterpillar Inc.
Analyst Meeting
October 31, 2005

Caterpillar's story is an exciting one of growth and profitability. We are currently operating in an environment conducive to growth, introducing a highly integrated and comprehensive new strategy that will be cascaded throughout our organization, and guiding all our actions through a values-based code of conduct. We have set challenging but realistic goals for 2010 and beyond and are committed to achieving the success that will reward our customers, stockholders, and employees.

2005/2006 Outlook

Sales and revenues and profit have grown substantially over the past few years. As a result, we surpassed our $30 billion sales and revenues goal a full two years ahead of schedule. Over the past 15 years, sales and revenues have grown at a compound annual growth rate (CAGR) of 8%, and based on the midpoint of our 2005 profit outlook, the EPS CAGR from 1993-2005 has been about 14%. We expect our strong growth to continue, with 2006 shaping up to be another record year for both sales and profit. In our outlook released on October 21, 2005, we made the following projections:

- Sales and revenues – $36.3 billion in 2005, up about 10% in 2006
- Earnings per share – $3.85-$4.00 in 2005, up 15-25% in 2006 from the midpoint of the 2005 range

Economic and Industry Context

Worldwide, good economic growth is forecasted between now and 2010. A low inflation/interest rate environment, coupled with strong corporate profits for companies around the world and recent underinvestment, have resulted in a favorable investment climate.

The near-term outlook is particularly strong in many of the key markets Caterpillar serves, including global mining, global oil and gas production, large infrastructure projects, marine engines for cargo ships, distributed power, building construction and housing, and North American on-highway trucks. This year represents the third year of the current economic recovery, and the last two cycles have each lasted about seven years.

Elements of the New Caterpillar Strategy

Our Values in Action, expressed in our updated Worldwide Code of Conduct, are the foundation of our strategy. The Code was first published in 1974, and this updated version builds on our strong heritage by explicitly describing the values-based culture we are building across our company.

Vision 2020 is our "aspirational beacon" that describes in detail the company we want to be in 15 years. It explains "what success looks like" in the areas of market leadership, products and services, distribution system, supply chain, business model, people, sustainable development, and financial performance.

Strategic profile is an internal document that describes the key desired characteristics of the businesses in which we want to participate. It's a decision-making tool for leaders to use as a filter to ensure the businesses we're in or pursuing match our profile.

Strategic goals translate our vision into numbers. This set of goals is for the year 2010, the first of three five-year plans focused on delivering our Vision 2020.

Critical success factors translate our strategic goals into actions. They identify the few things we must do right or areas of the business we must "fix" to achieve our goals.

Strategic areas of improvement are things we must do consistently across the organization. Caterpillar is successful in large part because our independent business units have the power to do business in the best way for their customers. In some cases, however, common practices are essential to improved performance.

Key Goals and Metrics for 2010

Our 2010 strategic goals—grouped under the "3Ps" of people, performance, and profitable growth—are the first set of hills to conquer as we move toward our Vision 2020 and take Caterpillar from good to great.

People
- Highly engaged workforce – improve engagement scores to 80 percent
- World-class safety – dramatically reduce workplace injuries

Performance – Product & Process
- #1 in quality – improve factory-delivered quality by 50%
- Market leadership – make significant progress toward being #1 for every major product group on every continent for the markets we serve
- Market-leading product and service parts availability – significantly reduce order-to-delivery time

Profitable Growth
- Sales and revenues of $50 billion
- EPS growth in the top half of the S&P 500 companies – 15-20% CAGR from 2005-2010
- Trough earnings of at least $2.50 EPS or a minimum of 12% on the capital invested in our Machinery and Engines business

New Product Introduction (NPI)

Caterpillar will be introducing an exciting array of new and improved products over the next few years. The new line-up will be an important factor in achieving our goal of being number one in every major product group on every continent. The changes include the continued introduction of Caterpillar's ACERT® engine technology in machines, deeper drivetrain integration, and more electronics and information technology. As an industry technology leader, Caterpillar is well positioned to deliver new products and technologies—in an environment that is increasingly driven by ever more stringent emissions requirements.

Quality

Caterpillar has a longstanding reputation for quality, and continuing to improve the reliability of our products is a key element of our new strategy.

Caterpillar's Service Businesses

Cat Financial, Cat Logistics, Cat Reman, and our other service businesses provide growth and earnings stability and significantly help our Machinery and Engines businesses with higher percent of industry sales (PINS), greater price realization, increased parts sales, lower costs, better asset utilization, stronger customer relations, and synergies from greater scale. We have a strategy in place to grow our proven businesses aggressively, nurture new businesses, and incubate new initiatives.

Team Caterpillar is ready for tomorrow. We are as well positioned as any company to win in the global economy and excited to take on the challenges before us—because we have the right strategy, the right products and services, the right technology, the right global footprint, and most importantly, the right people.

Safe Harbor

EXHIBIT 99.2

Reconciliation of Non-GAAP Financial Measures - Return on Invested Capital

Caterpillar defines Return on Invested Capital (ROIC) as net operating profit after tax divided by average invested capital. Management believes ROIC provides investors with an important perspective on how effectively Caterpillar deploys capital. Management calculates ROIC for the Machinery and Engines Line of Business and uses this metric internally as a high level target to assess overall performance throughout the business cycle. ROIC is a "non-GAAP financial measure" as defined by the Securities and Exchange Commission (SEC) in Regulation G. Non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP and therefore, are unlikely to be comparable with calculations of similar measures for other companies. Management does not intend these items to be considered in isolation or as a substitute for the related GAAP measure. The Machinery and Engine Line of Business data is also considered non-GAAP as defined by the SEC. Caterpillar defines Machinery and Engines as Caterpillar Inc. and its subsidiaries with Financial Products on the equity basis.

All financial data below is shown as it was filed with the SEC in the year presented.

(Dollars in millions)	Consolidated				Machinery & Engines				Financial Products				Consolidating Adjustments			
	2004	2003	2002	2001	2004	2003	2002	2001	2004	2003	2002	2001	2004	2003	2002	2001
Profit after Tax (GAAP)	$ 2,035	$ 1,099	$ 798	$ 805	$ 2,035	$ 1,099	$ 798	$ 805	$ 343	$ 263	$ 187	$ 224	$ (343)	$ (263)	$ (187)	$ (224)
Interest expense	230	246	279	285	235	250	279	285	-	-	-	-	(5)	(13)	-	-
Other income/expense	(204)	(35)	(74)	(143)	(15)	69	1	88	(68)	(26)	7	(88)	(121)	(78)	(82)	(143)
Income tax adjustment[1]	(7)	(57)	(57)	(45)	(57)	(85)	(69)	(108)	22	8	(3)	33	28	20	15	30
Net operating profit after taxes	$ 2,054	$ 1,253	$ 946	$ 902	$ 2,198	$ 1,342	$ 1,009	$ 1,070	$ 297	$ 245	$ 191	$ 169	$ (441)	$ (334)	$ (254)	$ (337)
Total Assets (GAAP)	$ 43,091	$ 36,465	$ 32,851	$ 30,657	$ 22,265	$ 19,210	$ 18,093	$ 17,275	$ 24,612	20,999	$ 18,147	$ 15,895	$ (3,786)	$ (3,744)	$ (3,389)	$ (2,513)
Total liabilities	(35,624)	(30,387)	(27,379)	(25,046)	(14,798)	(13,132)	(12,621)	(11,664)	(21,600)	$ (18,452)	(16,186)	(14,233)	774	1,197	1,428	851
Short-term borrowings	4,157	2,757	2,175	2,180	93	72	64	219	4,396	3,160	2,906	2,164	(332)	(475)	(795)	(203)
Long-term debt due within one year	3,531	2,981	3,912	3,131	6	32	258	73	3,525	2,949	3,654	3,058	-	-	-	-
Long-term debt due after one year	15,837	14,078	11,596	11,291	3,697	3,367	3,403	3,492	12,175	10,711	8,193	7,799	(35)	-	-	-
Total Invested Capital	$ 30,992	$ 25,894	$ 23,155	$ 22,213	$ 11,263	$ 9,549	$ 9,197	$ 9,395	$ 23,108	$ 19,367	$ 16,714	$ 14,683	$ (3,379)	$ (3,022)	$ (2,756)	$ (1,865)

[1] Assumed tax effect of interest and other income / expense.

(Dollars in millions)		2004		2004 Avg.		2003		2003 Avg.		2002		2002 Avg.		2001
Consolidated ROA														
Profit after tax	$	2,035			$	1,099			$	798				
Total assets	$	43,091			$	36,465			$	32,851			$	30,657
Average total assets			$	39,778			$	34,658			$	31,754		
Consolidated ROA		5.1%				3.2%				2.5%				
Consolidated ROIC														
Net operating profit after taxes	$	2,054			$	1,253			$	946				
Total invested capital	$	30,992			$	25,894			$	23,155			$	22,213
Average invested capital			$	28,443			$	24,525			$	22,684		
Consolidated ROIC		7.2%				5.1%				4.2%				
Machinery & Engines ROA														
M&E Profit after tax	$	2,035			$	1,099			$	798				
M&E Total assets	$	22,265			$	19,210			$	18,093			$	17,275
M&E Average total assets			$	20,738			$	18,652			$	17,684		
M&E ROA		9.8%				5.9%				4.5%				
Machinery & Engines ROIC														
M&E Net operating profit after taxes	$	2,198			$	1,342			$	1,009				
M&E Total invested capital	$	11,263			$	9,549			$	9,197			$	9,395
M&E Average invested capital			$	10,406			$	9,373			$	9,296		
M&E ROIC		21.1%				14.3%				10.9%				